Exhibit 99.2

TOYO Co., Ltd Announces Second Half and Full Year 2025 Financial Results

TOKYO, March 31, 2026/PRNewswire/ -- TOYO Co., Ltd (Nasdaq: TOYO) (OTC: TOYWF), (“TOYO” or the “Company”), a solar solution company,  today announced its financial results for the second half and fiscal year ended December 2025.

FY 2025 Financial & Operational Highlights

●	Revenue: Achieved $427.4 million, surpassing the upper end of the Company’s previously updated guidance range of $375–$400 million issued in September 2025.

●	Solar Cell Shipments: Totalled 4.5 GW, exceeding the full-year target of 4.2–4.4 GW. The primary driver was the full utilization of the new 4 GW solar cell facility in Ethiopia, which reached its nameplate capacity in October 2025.

●	Solar Module Shipments: 249 MW were delivered.

●	EBITDA (Non-GAAP): Reported $95.8 million, reflecting improved operational efficiencies and a strategic shift toward higher-margin, tariff-compliant supply chains.

●	Net Income: $37.2 million, which includes a one-time non-cash share-based compensation charge of approximately $13.7 million.

●	Non-GAAP Adjusted Net Income: $52.2 million, 769% increase from $6 million last year.

Outlook for full year 2026

●	Solar cell shipments are expected to reach approximately 5.5-5.8 GW for the full year 2026, fueled by continued demand

●	Solar module shipments are expected to reach approximately 1-1.3GW for the full year 2026

●	Adjusted net income for the full year 2026 is expected to reach approximately $90-100 million

Management comments

“2025 was a year of transformative execution for TOYO. By doubling our scale and strengthening our position as a vertically integrated solar solutions provider, we have built a resilient foundation designed to lead through a dynamic global business and policy landscape,” said Takahiko Onozuka, CEO and Chairman of TOYO.

“Our record revenues of $427.4 million—a 142% increase over 2024—was underpinned by the rapid ramp-up of our 4 GW cell facility, which is now operating at full capacity to serve our U.S. utility-scale partners with high-efficiency, policy-compliant solar technology. Our production at our Houston module facility is expected to scale fast over the course of 2026 and we are evaluating additional strategic initiatives to create a robust onshore supply chain for U.S. customers using advanced technology and performance standards.”

Rhone Resch, Chief Strategy Officer of TOYO, added: “Our outperformance this year is a direct result of our ability to navigate a complex global trade landscape. TOYO has built a resilient, traceable supply chain that the market trusts. As solar continues to drive the majority of new U.S. electricity demand, TOYO is now well positioned with the domestic capacity and policy expertise to contribute to the next phase of the energy transition. We enter 2026 with a robust order book and the financial discipline to continue our trajectory of profitable expansion.”

Unaudited Second Half 2025 Results

Revenues for the second half of 2025 were approximately $288.3 million, which increased 641% from $38.9 million in the same period last year. The increase was primarily driven by higher solar cell sales volumes following the successful ramp-up of the new cell manufacturing facility.

The cost of revenues was approximately $215.0 million for the second half of 2025, compared to $43.6 million for the same period in 2024.

Gross profit was approximately $73.3 million for the second half of 2025, compared to ($4.8) million for the same period in 2024.

Total operating expenses increased to approximately $23.9 million for the second half of 2025 from $8.9 million for the same period in 2024.

●	Selling and marketing expenses were $3.4 million for the second half of 2025 compared to $1.3 million for the same period in 2024. The increase in selling and marketing expenses was primarily driven by costs associated with expanding strategic business development initiatives.

●	General and administrative expenses were $20.5 million for the second half of 2025, compared to $7.6 million for the same period in 2024. The increase was primarily driven by an increase in land and plant leases for the Company’s cell expansion and expenses related to the start-up phase of operations for the solar module plant in Houston metropolitan area, Texas, as well as share-based compensation and fair value of contingent consideration payable in earnout shares.

Net income was approximately $34.7 million for the second half of 2025, compared to net income of $21 million for the same period in 2024.

Full Year 2025 Financial Results

Revenues were $427.4 million for 2025, representing an 142% year-over-year increase from the prior year. The increase was primarily caused by an increase of approximately $241.6 million in sales of solar cells and an increase of approximately $7.6 million in sales of solar modules.

Cost of revenues was $331 million for 2025, a 113% increase from $155.1 million in the prior year. The increase in cost of revenues was primarily in line with the increase in sales of solar cells. However, the percentage increase in the cost of revenues is lower than the percentage increase in revenues, due to an increase in sales to U.S. end customers with higher average selling prices.

Gross profit was $96.3 million and $21.9 million for 2025 and 2024, respectively, with gross profit margin of approximately 22.5% and 12.4% for 2025 and 2024, respectively. The increase in gross profit margin was primarily driven by the expansion of production capacity for cells which enabled higher-average selling price sales to U.S. end customers.

Operating expenses were $37.3 million for 2025 compared to $13.0 million in the prior year, representing an increase of 186% year-over-year.

●	Selling and marketing expenses were $5.9 million for 2025 compared to $1.6 million in 2024. The increase was primarily due to an increase of sales commissions which was in line with an increase of revenues.

●	General and administrative expenses were $31.4 million for 2025 compared to $11.4 million in 2024. The increase was primarily attributable to $13.7 million in non-cash share-based compensation issued to management, directors, and consultants. Administrative costs also rose as the Company scaled its workforce and infrastructure to support the full activation of our two new manufacturing plants. Additional increases in travel, rental, and office expenses reflect the necessary logistical support for our rapidly expanding global business footprint.

EBITDA (Non-GAAP) was $95.8 million for 2025, which increased 40% compared to $68.2 million for the same period in the prior year. This was driven by record shipment volumes and enhanced operational scale across our global facilities.

Non-GAAP Adjusted EBITDA excluding share-based compensation and changes in fair value of contingent consideration payable to earnout shares was $110.8 million for 2025, which increased 228% compared to $33.8 million for the same period in the prior year.

Net income for 2025 was $37.2 million, compared to net income of $40.5 million in the prior year.

Adjusted net income excluding share-based compensation and changes in fair value of contingent consideration payable related to earnout shares was $52.2 million for 2025, compared to $6 million in 2024.

Earnings per share, basic and diluted, for 2025 was $0.98 compared to earnings per share, basic and diluted, of $1.09 in the prior year.

Adjusted earnings per share was $1.48 for 2025 compared to adjusted earnings per share of $0.20 in the prior year.

As of December 31, 2025, the Company had $58.9 million in cash and restricted cash in total, compared to $17.2 million as of December 31, 2024.

Business Outlook

“Looking toward 2026, we are positioned to build on this record performance with a strategic goal of positioning TOYO as a supplier of compliant solar solutions that meet evolving customer requirements in the United States. Solar is a critically viable solution to scale up energy production rapidly, at scale, and cost effectively,” said Takahiko Onozuka, CEO and Chairman of TOYO.

“We have developed new sourcing relationships for polysilicon and are in advanced planning to bring onshore cell manufacturing to the U.S. to further support our customers who want integrated domestic content. We remain focused on delivering long-term shareholder value by maintaining a business model that prioritizes both operational excellence and financial discipline, as reflected by our expectation to nearly double net income again in 2026 despite very substantial investments in R&D and technology this year.”

Conference Call

TOYO will host a webcast and conference call to discuss its second half and fiscal year 2025 results on March 31, 2026, at 8:30 a.m. ET. A live webcast and a slide presentation will be available on TOYO’s investor relations website in the “Events” section at investors.toyo-solar.com.

The dial-in numbers for the conference call are as follows:

Participant Toll-Free Dial-In Number: (800) 715-9871

Participant Toll Dial-In Number: +1 (646) 307-1963

Japan - Tokyo: +81.3.4578.9081

Conference ID: 7240281

Live Webcast: https://events.q4inc.com/attendee/197358704

Exchange Rate Information

This announcement contains translations of certain Vietnamese Dong, or VND, amounts into U.S. dollars at a specified rate solely for the reader’s convenience. Unless otherwise noted, except for the cash balance made at a rate of VND26,291 to US$1.00, the exchange rate as of December 31, 2025, all translations from VND to U.S. dollars and from U.S. dollars to VND are made at a rate of VND 26,004 to US$1.00, the average exchange rate for the twelve months ended December 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the VND or U.S. dollar amounts referenced could be converted into U.S. dollars or VND, as the case may be, at any particular rate or at all.

About TOYO Co., Ltd.

TOYO is a solar solutions company that is committed to becoming a full-service solar solutions provider in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells at a competitive scale and cost.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected growth of TOYO, the expected order delivery of TOYO, TOYO’s construction plan of manufactures, and strategies of building up an integrated value chain in the U.S. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TOYO’s management and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, activity levels, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this press release, TOYO caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by TOYO from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

TOYO cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties, including but not limited to those included under the heading “Risk Factors” of the filings of TOYO with the SEC. There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of TOYO as of the date of this press release. Subsequent events and developments may cause those views to change. However, while TOYO may update these forward-looking statements in the future, there is no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of TOYO as of any date subsequent to the date of this press release. Except as may be required by law, TOYO does not undertake any duty to update these forward-looking statements.

Contact Information:

For TOYO Co., Ltd.
IR@toyo-solar.com

Crocker Coulson
Email: crocker.coulson@aummedia.org
Tel: (646) 652-7185

Non-GAAP Measures

Some of the financial information and data contained in this press release, such as EBITDA, Adjusted EBITDA and Adjusted Net Income have not been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). TOYO believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to TOYO’s financial condition and results of operations. TOYO’s management uses these non-GAAP measures for trend analysis and for budgeting and planning purposes. TOYO believes that the use of these non-GAAP measures provides an additional tool for investors to evaluate projected operating results and trends, as well as compare TOYO’s financial measures with those of other similar companies, many of which also present similar non-GAAP financial measures to investors.

Management of TOYO does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses such as share-based compensation and changes in fair value of contingent consideration and income that are required by GAAP to be recorded in TOYO’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. You should review TOYO’s audited financial statements, which are presented in the most recent annual report on Form 20-F filed with the SEC on March 31, 2026, and not rely on any single financial measure to evaluate TOYO’s business.

TOYO Co., Ltd

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the Year Ended December 31,
	2025	2024	2023
Revenues from related parties	$171,090,197	$127,271,262	$61,504,724
Revenues from third parties	256,292,806	49,685,866	872,666
Revenues	427,383,003	176,957,128	62,377,390

Cost of revenues – related parties	(131,136,988)	(95,904,220)	(35,923,151)
Cost of revenues – third parties	(199,908,574)	(59,154,996)	(9,823,709)
Cost of revenues	(331,045,562)	(155,059,216)	(45,740,860)
Gross profit	96,337,441	21,897,912	16,636,530

Operating expenses
Selling and marketing expenses	(5,923,870)	(1,625,724)	(17,573)
General and administrative expenses	(31,376,223)	(11,412,152)	(4,632,009)
Total operating expenses	(37,300,093)	(13,037,876)	(4,649,582)

Income from operations	59,037,348	8,860,036	11,986,948

Other (expenses) income
Interest expenses, net	(3,318,705)	(3,264,646)	(3,261,459)
Other (expenses) income, net	(1,854,076)	586,167	1,163,666
Changes in fair value of contingent consideration payable	(1,341,794)	35,100,000	—
Total other (expenses) income, net	(6,514,575)	32,421,521	(2,097,793)

Income before income taxes	52,522,773	41,281,557	9,889,155

Income tax expenses	(15,370,241)	(781,238)	—
Net income	$37,152,532	$40,500,319	$9,889,155
Less: net loss attributable to noncontrolling interests	(2,507,366)	(113,851)	—
Net income attributable to TOYO Co., Ltd.’s shareholders	$39,659,898	$40,614,170	$9,889,155

Other comprehensive loss
Foreign currency translation adjustment	(2,009,848)	(2,689,595)	(3,200,853)
Comprehensive income	$35,142,684	$37,810,724	$6,688,302
Less: net loss attributable to noncontrolling interests	(2,507,366)	(113,851)	—
Comprehensive income attributable to TOYO Co., Ltd.’s shareholders	$37,650,050	$37,924,575	$6,688,302

Weighted average number of ordinary share outstanding– basic and diluted*	35,156,391	30,751,424	41,000,000
Earnings per share – basic and diluted*	$0.98	$1.09	$0.24

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

TOYO Co., Ltd

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	December 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash	$51,634,374	$13,654,445
Restricted cash	714,245	1,878,267
Accounts receivable, net	11,253,459	6,913,996
Accounts receivable – related parties	494,695	11,840,648
Prepayments	25,407,080	392,249
Prepayments – a related party	72,264	—
Inventories, net	79,986,077	19,984,094
Other current assets	2,282,883	725,130
Total Current Assets	171,845,077	55,388,829

Non-current Assets
Restricted cash, non-current	6,511,407	1,616,677
Long-term prepaid expenses	6,834,162	7,217,986
Deposits for property and equipment	776,627	9,716,009
Property and equipment, net	220,648,149	129,039,494
Right of use assets	34,354,338	36,627,800
Deferred tax assets	178,107	—
Other non-current assets	285,954	192,905
Total Non-current Assets	269,588,744	184,410,871
Total Assets	$441,433,821	$239,799,700

LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$30,648,493	$16,126,730
Accounts payable	52,376,724	17,629,696
Accounts payable – a related party	3,269,212	—
Contract liabilities	27,592,381	3,635,144
Contract liabilities – related parties	80,348,303	20,098,561
Income tax payable	15,386,467	781,238
Due to related parties	62,328,287	56,633,373
Other payable and accrued expenses	15,415,684	3,392,774
Lease liabilities, current	2,867,727	2,118,900
Contingent consideration payable (nil and 13,000,000 earnout shares subject to surrender and cancel as of December 31, 2025 and 2024, respectively)	—	4,617,000
Long-term bank borrowings, current portion	5,471,119	—
Total Current Liabilities	295,704,397	125,033,416

Lease liabilities, non-current	34,474,040	34,327,142
Long-term bank borrowings	—	20,999,733
Total Non-current Liabilities	34,474,040	55,326,875
Total Liabilities	330,178,437	180,360,291

Commitments and Contingencies (Note 17)

Equity
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 37,758,997 shares and 46,595,743 shares issued as of December 31, 2025 and 2024, and 36,712,040 shares as of December 31, 2025 and 33,595,743 shares (excluding 13,000,000 earnout shares subject to surrender and cancel) outstanding as of December 31, 2024, respectively)	3,671	3,359
Additional paid-in capital	28,779,967	14,414,905
Retained earnings	89,976,384	50,316,486
Accumulated other comprehensive loss	(7,504,638)	(5,494,790)
Total TOYO Co., Ltd Shareholders’ Equity	111,255,384	59,239,960
Non-controlling interest	—	199,449
Total Equity	111,255,384	59,439,409
Total Liabilities and Equity	$441,433,821	$239,799,700

TOYO Co., Ltd

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”)

	For the Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$37,152,532	$40,500,319	$9,889,155
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	36,551,190	23,235,143	2,607,276
Loss from disposal of property and equipment	—	—	13,511
Amortization of right of use assets	3,042,354	289,198	114,614
Loss from early termination of lease agreement	—	29,186	—
Amortization of long-term prepaid expenses	165,169	171,419	180,192
Share-based compensation to employees	4,703,760	—	—
Share-based compensation to nonemployees	9,000,737	609,000	—
Changes in fair value of contingent consideration payable	1,341,794	(35,100,000)	—
Inventory write down	2,862,847	2,536,668	—
Expense of offering cost allocated to contingent consideration payable	—	359,000	—
Deferred tax benefits	(178,107)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(4,583,417)	(6,138,919)	—
Accounts receivable – related parties	11,179,845	(11,984,896)	—
Prepayments	(25,030,650)	(254,223)	(152,023)
Prepayments – a related party	(72,264)	23,635,352	(24,845,082)
Inventories	(63,359,435)	15,882,337	(40,728,301)
Other current assets	(1,559,891)	(1,427,492)	(87,263)
Other non-current assets	(94,770)	(171,353)	(22,655)
Accounts payable	6,340,244	3,034,220	2,079,725
Accounts payable – a related party	3,269,718	—	—
Contract liabilities	24,038,608	3,183,138	540,481
Contract liabilities – related parties	60,250,424	(7,813,425)	29,340,608
Income tax payable	14,605,229	781,238	—
Due to related parties	1,281,905	(1,593,064)	3,267,670
Other payable and accrued expenses	11,951,150	(2,769,631)	5,404,730
Lease liabilities	128,959	(486,475)	(131,655)
Net cash provided by (used in) operating activities	132,987,931	46,506,740	(12,529,017)

Cash flows from investing activities:
Purchase of property and equipment	(91,752,076)	(42,501,403)	(114,113,439)
Purchase of property and equipment from a related party	—	(1,542,768)	(126,272)
Payment for acquisition of non-controlling interests	(6,650,000)	—	—
Net cash used in investing activities	(98,402,076)	(44,044,171)	(114,239,711)

Cash flows from financing activities:
Capital injection from shareholders	4,000,000	10,000	42,360,581
Proceeds from private placement	—	6,000,100	—
Proceeds from bank borrowings	56,678,373	65,663,820	12,034,734
Repayment of bank borrowings	(57,238,753)	(39,546,161)	—
Proceeds from borrowings from a related party	12,000,000	5,000,000	93,571,624
Repayment of borrowings to a related party	(6,000,000)	(38,093,104)	—
Deemed distribution through purchase of trademark	(340,000)	—	—
Payments of offering costs	—	(1,124,374)	(1,817,310)
Net cash provided by (used in) financing activities	9,099,620	(2,089,719)	146,149,629

Effect of exchange rate changes on cash	(1,974,838)	(2,220,954)	(2,448,856)
Net (decrease) increase in cash	$41,710,637	$(1,848,104)	$16,932,045
Cash and restricted cash at beginning of year	17,149,389	18,997,493	2,065,448
Cash and restricted cash at end of year	$58,860,026	$17,149,389	$18,997,493

Supplemental cash flow information
Cash paid for interest expense	$1,954,648	$3,316,100	$—
Cash paid for income tax	$943,119	$—	$—

Noncash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$1,916,346	$3,636,453	$473,014
Issuance of ordinary shares to settle of contingent consideration payable	$5,958,794	$—	$—
Payables related to purchase of property and equipment	$37,658,234	$819,599	$34,743,940
Payment of offering costs by a related party	$—	$—	$81,025
Accrual of offering costs	$—	$—	$892,976
Transfer of equity interest of a subsidiary in exchange for asset acquisition in Solar Texas	$—	$1,253,702	$—
Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$51,634,374	$13,654,445	$18,035,405
Restricted cash	714,245	1,878,267	82,195
Restricted cash, non-current	6,511,407	1,616,677	879,893
	$58,860,026	$17,149,389	$18,997,493

Reconciliation of Non-GAAP to GAAP Measures (Unaudited and Unreviewed)

(Stated in US dollars)

	For the year ended December 31,
	2025	2024
Reconciliation of non-GAAP income from operations:
Net Income	$37,152,532	$40,500,319
Income tax	15,370,241	781,238
Interest expenses	3,318,705	3,264,646
Depreciation and amortization	36,746,255	23,235,143
Amortization of right-of-use assets	3,042,354	289,198
Amortization of long-term prepaid expenses	165,169	171,419
EBITDA	95,795,256	68,241,963

Adjustments:
Share-based compensation	13,704,497	609,000
Changes in fair value of contingent consideration payable	1,341,794	(35,100,000)
Adjusted EBITDA	$110,841,547	$33,750,963

	For the year ended December 31,
	2025	2024
Reconciliation of non-GAAP net income from operations:
Net Income	37,152,532	40,500,319

Adjustments:
Share-based compensation	13,704,497	609,000
Changes in fair value of contingent consideration payable	1,341,794	(35,100,000)
Adjusted Net Income	$52,198,823	$6,009,319